EXHIBIT 99.1


                                SCHEDULE 10

                 NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   Name of company
Cambridge Antibody Technology


2) Name of shareholder having a major interest
FMR Corp, Fidelity International Limited and Mr Edward C. Johnson 3rd


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Non beneficial


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd (376,525) HSBC (380,975) Chase Manhattan Bank London (5,382) Chase Nominees Ltd (260,299) Bankers Trust (277,628) MSS Nominees Ltd (22,700) Nortrust Nominees Ltd (89,500) RBS Trust Bank (121,937) Northern Trust (40,600) BT Globenet Nominees Ltd (47,900) Bank of New York
- London (36,400) JP Morgan (17,253) Bank of New York Brussels (23,400) State Street Bank & Trust (8,900)


5) Number of shares/amount of stock acquired
Nil


6) Percentage of issued class
Not applicable


7) Number of shares/amount of stock disposed
289,445


8) Percentage of issued class
0.80%


9) Class of security
Ordinary 10p shares


10) Date of transaction
Not disclosed



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11) Date company informed
21 February 2003


12) Total holding following this notification
1,709,399


13) Total percentage holding of issued class following this notification
4.70%


14) Any additional information
The interests notified do not act as a group or in concert.


15) Name of contact and telephone number for queries
Diane Mellett 01223 471471


16) Name and signature of authorised company official responsible for making this notification

Diane Mellett, Company Secretary

     Date of notification 21 February 2003